

Mail Stop 3233

July 12, 2017

<u>Via E-mail</u>
Ding Jie Lin
Chief Executive Officer
120 Pall Mall
St. James's, London SW1Y 5EA
United Kingdom

> **Re:** **Majulah Investment, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 16, 2017**
> **File No. 333-218806**

Dear Mr. Lin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an

effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates that you are a development stage company that intends to provide property management services to retail, commercial, and residential properties. However, your disclosure shows that you have had no revenues to date. In addition, your company lacks a specific plan of operations for the next twelve months. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company.

Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K.

3. Please revise your business or MD&A section to describe the company's plan of operation for the remainder of the fiscal year. Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

4. Please revise your prospectus so that the Risk Factors section immediately follows your Summary instead of the Management's Discussion and Analysis section. See Item 503(c) of Regulation S-K.

Industry Overview, page 12

5. We note your disclosure that you have included market and industry data that you have developed from publicly available information. Please revise your disclosure throughout to disclose the source of the data referenced.

Description of Business, page 12

Plan Moving Forward, page 13

6. We note your disclosure that until you have enough funds to implement your business plan, you will not be able to fully carry out your proposed operations. We also note your disclosure that even if you sell all of the shares in this offering, you will still not have enough funds to carry out your intended plans moving forward. Please revise to disclose the amount of funds the company will require to carry out its proposed operations.

Use of Proceeds, page 14

7.   We note your disclosure on page 22 that payments made by Mr. Ding Jie Lin on behalf of the company are considered loans to the company. Please clarify whether proceeds from the offering will be used to reimburse Mr. Ding Jie Lin.

8.   We note your disclosure that general working capital may include professional fees, operating expenses, consulting fees, and fees incurred as a result of maintaining your reporting requirements. Please revise your use of proceeds disclosure to more specifically describe the amount proceeds and order of priority that will be allocated to each expense. To the extent you do not have a current specific plan for the proceeds, please so state and discuss the principal reasons for the offering. Refer to Item 4 of Form S-1 and Item 504 of Regulation S-K.

Dilution, Page 14

9.   It appears that the net tangible book value before the offering should be ($204,567). Please revise or tell us why a change is unnecessary.

Certain Relationships and Related Transactions, page 22

10.   We note your disclosure that Mr. Ding Jie Lin paid $98 for incorporation fees on behalf of the company. We also note your disclosure that these payments on behalf of the company are considered loans to the company. Please clarify whether all payments made by Mr. Ding Jie Lin on behalf of the company are considered loans, or solely the incorporation fees.

Financial Statements and Exhibits, page F-1

Statements of Changes in Stockholder's Deficit, page F-5

11.   It appears that the Total Stockholder's Deficit as of February 28, 2017 is totaled incorrectly. Please revise or tell us why a change is unnecessary.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Kevin Woody, Accounting Branch Chief at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551- 3799 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Ben Bunker, Esq.